Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of February 3, 2022 by and between AKICV LLC, a Delaware limited liability company, Alan Kestenbaum, Robert Tilliss and Steven Horowitz (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of ordinary shares, $0.0001 par value per share, of Sports Ventures Acquisition Corp. Each Party hereto agrees that the Amendment No. 1 Schedule 13D, dated January 25, 2022, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: February 3, 2022	AKICV LLC

	By:	/s/ Alan Kestenbaum
		Name:	Alan Kestenbaum
		Title:	Managing Member

Date: February 3, 2022		/s/ Alan Kestenbaum
Alan Kestenbaum

Date: February 3, 2022		/s/ Robert Tilliss
Robert Tilliss

Date: February 3, 2022		/s/ Steven Horowitz
Steven Horowitz